Exhibit 99.1

China Digital TV Announces Results of Annual General Meeting and

Extraordinary General Meeting

BEIJING, Nov.27, 2014 -- China Digital TV Holding Co. Ltd. (NYSE: STV) ("China Digital TV" or the "Company"), the leading provider of conditional access ("CA") systems and comprehensive services to China's digital television market, today announced the results of the Company's annual general meeting (the “AGM”)and extraordinary general meeting of shareholders(the “EGM”),held in Beijing today.

At the AGM, shareholders, through ordinary resolutions, approved the re-election of Mr. Zhu Jianhua and Dr. Lu Zengxiang as Class I Directors, each to serve on the Board of Directors for a new three-year term.

At the EGM, shareholders, through a special resolution, approved the sale (the "Sale of Super TV") of the Company’s CA, network broadcasting platform and video-on-demand businesses through the sale of a 100% equity interest in its indirectly wholly-owned subsidiary, Beijing Super TV Co., Ltd. ("Super TV") to Shanghai Tongda Venture Capital Co., Ltd. (“Tongda Venture”), as contemplated by a share transfer agreement dated October 9, 2014 (as amended and supplemented by a supplementary agreement dated October 27, 2014, the "Share Transfer Agreement"), and adopted and approved the Share Transfer Agreement and the transactions contemplated thereby, as well as certain ancillary agreements (the "Ancillary Agreements") in connection therewith and the transactions contemplated thereby.

At the EGM, shareholders also approved, through an ordinary resolution, the adjournment of the EGM to a date to be announced, if necessary or appropriate, in order to solicit additional proxies in the event that there are insufficient proxies received at the time of the EGM to approve the sale of Super TV before any vote is taken thereon. Adjournment of the EGM was not necessary because there were sufficient votes at the time of the EGM to approve the sale of Super TV.

The voting results were as follows:

		For	Against	Abstain
AGM	Re-election of Mr. Zhu Jianhua	35,646,386	1,455,231	52,960
	Re-election of Dr. Lu Zengxiang	35,642,227	1,466,640	45,710
EGM	Sale of Super TV	35,869,085	1,217,015	68,477
	Adjournment of the EGM	35,888,237	1,233,223	33,117

For more detailed information regarding the shareholder resolutions adopted at the Company's AGM and EGM, please review the Notice of the Annual General Meeting of shareholders and the Notice of the Extraordinary General Meeting of shareholders (and the accompanying proxy statement) at http://ir.chinadtv.cn.

About China Digital TV

Founded in 2004, China Digital TV is the leading provider of CA systems to China's expanding digital television market. CA systems enable television network operators to manage the delivery of customized content and services to their subscribers. China Digital TV conducts substantially all of its business through its PRC subsidiary, Beijing Super TV Co., Ltd., and its affiliate, Beijing Novel-Super Digital TV Technology Co., Ltd., as well as subsidiaries of its affiliate.

For more information please visit the Investor Relations section of China Digital TV's website at http://ir.chinadtv.cn.

For investor inquiries, please contact:

In China:

Nan Hao
China Digital TV
Tel: +86-10-6297-1199 x 9780
Email: ir@chinadtv.cn

Brunswick Group
Tel: +86-10-5960-8610
Email: chinadigital@brunswickgroup.com

In the U.S.:

Brunswick Group
Tel: +1-212-333-3810
Email: chinadigital@brunswickgroup.com